UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HANCOCK FABRICS, INC.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

409900107

(CUSIP Number)

December 31, 2009

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[X]     Rule 13d-1(c)
 [   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following page(s)

Page 1 of 10 Pages

CUSIP No. 409900107	Page 2 of 10 Pages

1	Names of Reporting Persons

WHITE ROCK CAPITAL MANAGEMENT, L.P.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3	SEC Use Only

4	Citizenship or Place of Organization

TEXAS

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

                                                               [   ]

11	Percent of Class Represented By Amount in Row (9)

0.00%

12	Type of Reporting Person (See Instructions)
PN; IA

CUSIP No. 409900107	Page 3 of 10 Pages

1	Names of Reporting Persons

WHITE ROCK CAPITAL (TX), INC.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3	SEC Use Only

4	Citizenship or Place of Organization

TEXAS

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

                                                                [   ]

11	Percent of Class Represented By Amount in Row (9)

0.00%

12	Type of Reporting Person (See Instructions)
CO; IA

CUSIP No. 409900107	Page 4 of 10 Pages

1	Names of Reporting Persons

THOMAS U. BARTON

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		19,500
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 19,500
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

19,500

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

                                                                [X]

11	Percent of Class Represented By Amount in Row (9)

0.10%

12	Type of Reporting Person (See Instructions)
IN; IA

CUSIP No. 409900107	Page 5 of 10 Pages

1	Names of Reporting Persons

JOSEPH U. BARTON

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		26,500
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 26,500
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

26,500

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[X]

11	Percent of Class Represented By Amount in Row (9)

0.13%

12	Type of Reporting Person (See Instructions)
IN; IA

CUSIP No. 409900107	Page 6 of 10 Pages

Item 1(a)	Name of Issuer:

Hancock Fabrics, Inc. (the "Issuer").

Item 1(b)	Address of the Issuer's Principal Executive Offices:

One Fashion Way

Baldwyn, MS 38824
Item 2(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i)	White Rock Capital Management, L.P., a Texas limited partnership ("White Rock Management"),
(ii)	White Rock Capital (TX), Inc., a Texas corporation ("White Rock, Inc."),
(iii)	Thomas U. Barton and
(iv)	Joseph U. Barton.

This statement relates to Shares held for the accounts of (i) White Rock Capital Partners, L.P., a Texas limited partnership ("White Rock Partners"), (ii) certain family limited partnerships and family trusts for which Thomas U. Barton serves as a member of the general partner or as trustee (the "Thomas U. Barton Entities"), and (iii) certain family limited partnerships and family trusts for which Joseph U. Barton serves as a member of the general partner or as trustee (the "Joseph U. Barton Entities"). The general partner of White Rock Partners is White Rock Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc. In such capacities, each of Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner of the Shares held for the account of White Rock Partners. In his capacities as a member of the general partner or as trustee, Thomas U. Barton may be deemed to be the beneficial owner of the Shares held for the accounts of the Thomas U. Barton Entities. In his capacities as a member of the general partner or as trustee, Joseph U. Barton may be deemed to be the beneficial owner of the Shares held for the accounts of the Joseph U. Barton Entities.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address and principal business office of each of White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

CUSIP No. 409900107	Page 7 of 10 Pages

Item 2(c)     Citizenship:

(i)	White Rock Management is a Texas limited partnership;
(ii)	White Rock, Inc. is a Texas corporation;
(iii)	Thomas U. Barton is a United States citizen and
(iv)	Joseph U. Barton is a United States citizen.
Item 2(d)	Title of Class of Securities:

Common Stock, $.01 par value per share (the "Shares").

Item 2(e)	CUSIP Number:

409900107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of Shares:

(i)        Each of White Rock Management and White Rock, Inc. may be deemed the beneficial owner of no Shares held for the account of White Rock Partners.

(ii)       Thomas U. Barton may be deemed the beneficial owner of 19,500 Shares held for the accounts of the Thomas U. Barton Entities.

(iii)      Joseph U. Barton may be deemed the beneficial owner of 26,500 Shares held for the accounts of the Joseph U. Barton Entities.

Item 4(b)	Percent of Class:

(i)        The number of Shares of which each of White Rock Management and White Rock, Inc. may be deemed to be the beneficial owner constitutes 0.00% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent quarterly report on Form 10-Q, there were 19,811,306 Shares outstanding as of November 28, 2009.)

(ii)       The number of Shares of which Thomas U. Barton may be deemed to be the beneficial owner constitutes approximately 0.10% of the total number of Shares outstanding as described herein.

(iii)      The number of Shares of which Joseph U. Barton may be deemed to be the beneficial owner constitutes approximately 0.13% of the total number of Shares outstanding as described herein.

CUSIP No. 409900107	Page 8 of 10 Pages

Item 4(c)	Number of shares as to which the person has:

White Rock Management
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

White Rock, Inc.
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

Thomas U. Barton
(i)	Sole power to vote or direct the vote:	19,500
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	19,500
(iv)	Shared power to dispose or to direct the disposition of	0

Joseph U. Barton
(i)	Sole power to vote or direct the vote:	26,500
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	26,500
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

(i)        The partners and beneficiaries of the Thomas U. Barton Entities, including Thomas U. Barton, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of the Thomas U. Barton Entities.

CUSIP No. 409900107	Page 9 of 10 Pages

(ii)       The partners and beneficiaries of the Joseph U. Barton Entities, including Joseph U. Barton, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of the Joseph U. Barton Entities.

White Rock Partners expressly disclaims beneficial ownership of any Shares held for the accounts of each of the Thomas U. Barton Entities and the Joseph U. Barton Entities. Each of White Rock Management and White Rock, Inc. expressly disclaims beneficial ownership of any Shares held for the accounts of each of the Thomas U. Barton Entities and the Joseph U. Barton Entities. Each of Thomas U. Barton and the Thomas U. Barton Entities expressly disclaims beneficial ownership of any Shares held for the accounts of the Joseph U. Barton Entities. Each of Joseph U. Barton and the Joseph U. Barton Entities expressly disclaims beneficial ownership of any Shares held for the accounts of the Thomas U. Barton Entities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 409900107	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 28, 2010	WHITE ROCK CAPITAL MANAGEMENT, L.P.
By:	White Rock Capital (TX), Inc.
Its General Partner
By:	/s/ Paula Storey
Paula Storey
Attorney-in-Fact
Date: January 28, 2010	WHITE ROCK CAPITAL (TX), INC.
By:	/s/ Paula Storey
Paula Storey
Attorney-in-Fact
Date: January 28, 2010	THOMAS U. BARTON
By:	/s/ Paula Storey
Paula Storey
Attorney-in-Fact
Date: January 28, 2010	JOSEPH U. BARTON
By:	/s/ Paula Storey
Paula Storey
Attorney-in-Fact